Exhibit 99.1

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2024 and March 31, 2025

(Expressed in thousands of U.S. dollars)

	December 31, 2024	March 31, 2025
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$704,633	$767,830
Restricted cash (Note 1)	18,145	46,335
Margin deposits (Note 21(d))	45,221	35,873
Accounts receivable, net (Note 3)	45,509	39,005
Inventories (Note 6)	57,656	56,060
Due from related parties (Note 3)	7,014	7,858
Fair value of derivatives (Notes 21 and 22)	10,607	9,966
Insurance claims receivable	10,881	11,481
Time charter assumed (Note 13)	195	189
Accrued charter revenue (Note 13)	11,929	11,742
Short-term investments (Note 5)	18,499	18,696
Investment in leaseback vessels (Note 11(b))	30,561	30,586
Net investment in sales type lease vessels, current (Note 11(c))	12,748	1,690
Prepayments and other assets	66,618	74,345
Vessel held for sale (Notes 7 and 24(c))	—	10,780
Total current assets	1,040,216	1,122,436
FIXED ASSETS, NET:
Vessels, net (Note 7)	3,387,012	3,336,837
Total fixed assets, net	3,387,012	3,336,837
OTHER NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current (Note 11(b))	222,088	214,747
Accounts receivable, net, non-current (Note 3)	3,560	3,560
Deferred charges, net (Note 8)	71,807	70,163
Finance leases, right-of-use assets (Note 11(a))	37,818	37,474
Due from related parties, non-current (Note 3)	2,175	2,175
Net investment in sales type lease vessels, non-current (Note 11(c))	6,734	7,187
Restricted cash, non-current (Note 1)	55,158	53,891
Time charter assumed, non-current (Note 13)	74	31
Accrued charter revenue, non-current (Note 13)	2,688	3,875
Fair value of derivatives, non-current (Notes 21 and 22)	21,382	15,857
Operating leases, right-of-use assets (Note 12)	297,975	259,577
Total assets	$5,148,687	$5,127,810
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$317,865	$335,056
Accounts payable	49,425	42,653
Due to related parties (Note 3)	6,833	8,990
Finance lease liability (Note 11 (a))	23,877	23,195
Operating lease liabilities, current portion (Note 12)	205,172	191,906
Accrued liabilities	31,885	31,947
Unearned revenue (Note 13)	47,813	44,926
Fair value of derivatives (Notes 21 and 22)	34,221	14,781
Other current liabilities	28,469	31,417
Total current liabilities	745,560	724,871
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,716,204	1,666,517
Operating lease liabilities, non-current portion (Note 12)	87,424	61,332
Fair value of derivatives, non-current portion (Notes 21 and 22)	5,174	147
Unearned revenue, net of current portion (Note 13)	14,620	13,047
Other non-current liabilities	11,099	17,405
Total non-current liabilities	1,834,521	1,758,448
COMMITMENTS AND CONTINGENCIES (Note 14)	—	—
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 15)	(2,453)	(2,428)
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 16)	—	—
Common stock (Note 16)	13	13
Treasury stock (Note 16)	(120,095)	(120,095)
Additional paid-in capital	1,336,646	1,338,198
Retained earnings	1,279,605	1,360,708
Accumulated other comprehensive income (Notes 21 and 23)	17,345	10,995
Total Costamare Inc. stockholders’ equity	2,513,514	2,589,819
Non-controlling interest (Note 1)	57,545	57,100
Total stockholders’ equity	2,571,059	2,646,919
Total liabilities and stockholders’ equity	$5,148,687	$5,127,810

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Income

For the three-month periods ended March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the three-month periods ended March 31,
	2024	2025
REVENUES:
Voyage revenue (Note 18)	$470,172	$384,852
Voyage revenue – related parties (Notes 3 and 18)	—	55,689
Total voyage revenue	470,172	440,541
Income from investments in leaseback vessels	5,258	5,685
Total revenues	475,430	446,226
EXPENSES:
Voyage expenses	(95,357)	(88,317)
Charter-in hire expenses	(144,349)	(111,518)
Voyage expenses-related parties (Note 3)	(3,634)	(5,337)
Vessels’ operating expenses	(59,657)	(58,003)
General and administrative expenses	(4,526)	(6,600)
General and administrative expenses – related parties (Note 3)	(2,365)	(2,202)
Management and agency fees-related parties (Note 3)	(14,647)	(13,996)
Amortization of dry-docking and special survey costs (Note 8)	(5,612)	(6,291)
Depreciation (Notes 7, 11 and 23)	(40,501)	(41,692)
Vessel’s impairment loss (Note 7)	—	(179)
Gain on sale of vessels, net (Note 7)	993	—
Loss on vessel held for sale (Notes 7 and 8)	—	(4,669)
Foreign exchange gains/(losses)	(2,378)	248
Operating income	103,397	107,670
OTHER INCOME / (EXPENSES):
Interest income	8,313	6,481
Interest and finance costs (Note 19)	(32,950)	(28,432)
Income from equity method investments	40	—
Other, net	534	63
Gain on derivative instruments, net (Note 21)	23,338	15,061
Total other expenses, net	(725)	(6,827)
Net income	$102,672	$100,843
Net income attributable to the non-controlling interest (Notes 15 and 17)	(811)	(715)
Net income attributable to Costamare Inc.	$101,861	$100,128
Earnings allocated to Preferred Stock (Note 17)	(7,681)	(5,114)
Net income available to Common Stockholders	$94,180	$95,014
Earnings per common share, basic and diluted (Note 17)	$0.79	$0.79
Weighted average number of shares, basic and diluted (Note 17)	118,628,891	119,960,329

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

2

COSTAMARE INC.

Unaudited Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2024	2025
Net income for the period	$102,672	$100,843
Other comprehensive income / (loss):
Unrealized gain / (loss) on cash flow hedges, net (Notes 21 and 23)	4,388	(7,443)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 19, 21 and 23)	1,485	1,009
Effective portion of changes in fair value of cash flow hedges (Notes 21 and 23)	(461)	—
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 23)	16	15
Other comprehensive income / (loss) for the period	$5,428	$(6,419)
Other comprehensive gain attributable to the non-controlling interest (Notes 21 and 23)	—	69
Other comprehensive income / (loss) attributable to Costamare Inc.	$5,428	$(6,350)

Total comprehensive income for the period	$108,100	$94,424

Comprehensive income attributable to the non-controlling interest (Notes 15 and 17)	(811)	(715)
Total comprehensive income for the period attributable to Costamare Inc.	$107,289	$93,778

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

3

COSTAMARE INC.

Unaudited Consolidated Statements of Stockholders’ Equity

For the three-month periods ended March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2024	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	129,379,133	$13	(11,004,510)	$(120,095)	$1,435,294	$21,387	$1,045,932	$2,382,531	$56,229	$2,438,760
- Net income (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	101,861	101,861	836	102,697
- Issuance of subsidiary shares to non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	(605)	—	—	(605)	981	376
- Issuance of common stock (Notes 3 and 16)	—	—	—	—	—	—	—	—	569,778	—	—	—	5,990	—	—	5,990	—	5,990
- Dividends to non-controlling shareholders of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(738)	(738)
- Dividends – Common stock (Note 16)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,613)	(13,613)	—	(13,613)
- Dividends – Preferred stock (Note 16)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,767)	(7,767)	—	(7,767)
- Other comprehensive income (Note 21 and 23)	—	—	—	—	—	—	—	—	—	—	—	—	—	5,428	—	5,428	—	5,428
BALANCE, March 31, 2024	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	129,948,911	$13	(11,004,510)	$(120,095)	$1,440,679	$26,815	$1,126,413	$2,473,825	$57,308	$2,531,133

BALANCE, January 1, 2025	—	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	130,958,943	$13	(11,004,510)	$(120,095)	$1,336,646	$17,345	$1,279,605	$2,513,514	$57,545	$2,571,059
- Net income (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100,128	100,128	690	100,818
- Issuance of common stock (Notes 3 and 16)	—	—	—	—	—	—	—	—	156,656	—	—	—	1,552	—	—	1,552	—	1,552
- Dividends to non-controlling shareholders of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,066)	(1,066)
- Dividends – Common stock (Note 16)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,795)	(13,795)	—	(13,795)
- Dividends – Preferred stock (Note 16)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,230)	(5,230)	—	(5,230)
- Other comprehensive loss (Note 21 and 23)	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,350)	—	(6,350)	(69)	(6,419)
BALANCE, March 31, 2025	—	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	131,115,599	$13	(11,004,510)	$(120,095)	$1,338,198	$10,995	$1,360,708	$2,589,819	$57,100	$2,646,919

(1)	Net income excludes net (income)/ loss attributable to non-controlling interest of $25 and $(25) during the three-month periods ended March 31, 2024 and 2025, respectively. Temporary equity - non-controlling interest in subsidiary is reflected outside of the permanent stockholders’ equity on the December 31, 2024 and March 31, 2025 consolidated balance sheets. See Note 16 of the Notes to the Unaudited Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

4

COSTAMARE INC.

Unaudited Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2024	2025
Cash Flows From Operating Activities:
Net income:	$102,672	$100,843
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	40,501	41,692
Amortization and write-off of financing costs	1,801	1,238
Amortization of deferred dry-docking and special survey costs	5,612	6,291
Amortization of assumed time charter	38	(16)
Amortization of hedge effectiveness excluded component from cash flow hedges	1,485	1,009
Equity based payments	1,698	1,472
Increase in short-term investments	(228)	(197)
Gain on derivative instruments, net	(22,057)	(25,834)
Gain on sale of vessels, net	(993)	—
Loss on vessels held for sale	—	4,669
Vessels’ impairment loss	—	179
Income from equity method investments	(40)	—
Changes in operating assets and liabilities:
Accounts receivable	2,078	15,852
Due from related parties	1,425	(844)
Inventories	(4,285)	1,596
Insurance claims receivable	175	(781)
Prepayments and other	3,616	1,967
Accounts payable	13,795	(6,772)
Due to related parties	(688)	2,157
Accrued liabilities	(6,339)	152
Unearned revenue	(7,314)	(2,799)
Other liabilities	5,585	(960)
Dry-dockings	(5,311)	(5,627)
Accrued charter revenue	4,793	7,795
Net Cash provided by Operating Activities	138,019	143,082
Cash Flows From Investing Activities:
Payments to acquire short-term investments	(17,604)	(18,591)
Settlements of short-term investments	17,605	18,591
Proceeds from the settlement of insurance claims	1,041	181
Acquisition of non-controlling interest in subsidiary	—	(424)
Issuance of investments in leaseback vessels	(20,718)	—
Capital collections from vessels’ leaseback arrangements	7,369	7,530
Vessel acquisition and advances/Additions to vessel cost	(23,629)	(5,806)
Proceeds from the sale of vessels, net	70,502	—
Net Cash provided by Investing Activities	34,566	1,481
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	111,475	55,147
Repayment of long-term debt and finance leases	(121,162)	(89,130)
Payment of financing costs	(826)	(433)
Dividends paid	(17,825)	(20,027)
Proceeds from stock issuance	376	—
Net Cash used in Financing Activities	(27,962)	(54,443)
Net increase in cash, cash equivalents and restricted cash	144,623	90,120
Cash, cash equivalents and restricted cash at beginning of the period	825,204	777,936
Cash, cash equivalents and restricted cash at end of the period	$969,827	$868,056
Supplemental Cash Information:
Cash paid during the period for interest	$35,978	$28,850
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$4,293	$80
Right-of-use assets obtained in exchange for operating lease obligations	$29,956	$51,845

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

5

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the three-month period ended March 31, 2025, the Company issued 149,600 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 16). As of March 31, 2025, under the Plan, the Company has issued to its common stockholders 21,798,984 shares, in aggregate. As of March 31, 2025, the aggregate outstanding share capital was 120,111,089 common shares. As of March 31, 2025, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 63.6% of the outstanding common shares, in the aggregate.

As of March 31, 2025, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 twenty-foot equivalent units (“TEU”) and 38 dry bulk vessels with a total carrying capacity of approximately 3,016,855 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries. As of December 31, 2024, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 TEU and 38 dry bulk vessels with a total carrying capacity of approximately 3,016,855 of DWT, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators and since 2021, by chartering its dry bulk vessels to a diverse group of charterers.

During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 15). CBI is chartering-in and chartering-out dry bulk vessels, entering into contracts of affreightment, forward freight agreements (“FFAs”) and may also utilize hedging solutions. As of March 31, 2025, CBI charters-in 50 dry bulk vessels on period charters.

In March 2023, the Company entered into an agreement with Neptune Maritime Leasing Limited (“NML”) pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire, own and bareboat charter out vessels through its wholly-owned subsidiaries.

At March 31, 2025, Costamare had 146 wholly-owned subsidiaries incorporated in the Republic of Liberia and 15 incorporated in the Republic of the Marshall Islands. In addition, as of March 31, 2025, Costamare had one majority-owned subsidiary incorporated in the Republic of the Marshall Islands and controlled one company incorporated under the laws of Jersey, which had 39 subsidiaries incorporated in the Republic of the Marshall Islands and two incorporated in the Republic of Liberia.

Revenues for the three-month periods ended March 31, 2024 and 2025, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2024	2025
A(*)	9%	11%
B(*)	10%	8%
C(**)	—	13%
Total	19%	32%

(*) Container vessels segment
(**) Dry bulk operating platform segment

6

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The reconciliation of the cash, cash equivalents and restricted cash at the end of the three-month periods ended March 31, 2024 and 2025 is presented in the table below:

	2024	2025
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$832,195	$767,830
Restricted cash – current portion	68,822	46,335
Restricted cash – non-current portion	68,810	53,891
Total cash, cash equivalents and restricted cash	$969,827	$868,056

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2025, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2024. There have been no material changes to these policies in the three-month period ended March 31, 2025.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020 and on June 28, 2021 and as further amended on December 12, 2024 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as amended and restated on June 28, 2021 and as further amended on December 12, 2024 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

7

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company is able to terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the three-month periods ended March 31, 2024 and 2025, amounted to $10,567 and $9,730, respectively, and are included in Management and agency fees-related parties in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $3,523 and $2,131 for the three-month periods ended March 31, 2024 and 2025, respectively. In addition, Costamare Shipping and Costamare Services charged (i) $3,041 for the three-month period ended March 31, 2025 ($3,267 for the three-month period ended March 31, 2024), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $667 charged by Costamare Services, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the three-month period ended March 31, 2025 ($667 for the three-month period ended March 31, 2024) and (iii) $1,472, representing the fair value of 149,600 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the three-month period ended March 31, 2025 ($1,698 for the three-month period ended March 31, 2024). Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As at December 31, 2024, the working capital security to third-party managers was $4,725 in aggregate, of which $1,175 is included in Accounts receivable, net, non-current and $3,550 in Accounts receivable, net in the accompanying 2024 consolidated balance sheet. As at March 31, 2025, the working capital security was $4,875 in aggregate, of which $1,325 is included in Accounts receivable, net, non-current and $3,550 in Accounts receivable, net in the accompanying 2025 consolidated balance sheet.

The balance due to Costamare Shipping at March 31, 2025 amounted to $973 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Shipping at December 31, 2024 amounted to $1,301 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at March 31, 2025, amounted to $908 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2024, amounted to $897 and is included in Due to related parties in the accompanying consolidated balance sheets.

(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2024 and the three-month period ended March 31, 2025, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2024 and the three-month period ended March 31, 2025 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the three-month periods ended Μarch 31, 2024 and 2025, BNC charged the ship-owning companies $183 and $175, respectively, which are included in Voyage expenses – related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the three-month periods ended March 31, 2024 and 2025, BNA charged the ship-owning companies $184 and $182 which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

8

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, served as the non-executive President of the Board of Directors of Costamare Participations Plc (Note 10.C), which was a wholly-owned subsidiary of the Company. LCLAW provided legal services to the Company. During the three-month periods ended March 31, 2024 and 2025, LCLAW charged the Company’s subsidiaries $5 and nil, respectively, which are included in “General and Administrative Expenses - Related Parties” in the accompanying consolidated statements of income for the three-month periods ended March 31, 2024 and 2025. There was no balance due from/to LCLAW at both December 31, 2024 and March 31, 2025.

(d) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”), a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”), a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Co., Ltd (“Local Agency D”), a company incorporated under the laws of Japan are wholly-owned by the Company’s Chairman and Chief Executive Officer. Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”) a company incorporated under the laws of the Republic of Singapore is wholly-owned by the Company’s Chief Financial Officer. CBI entered into separate Agency Agreements with the Local Agency A, Local Agency B and Local Agency C on November 14, 2022, as amended and restated on June 15, 2023, April 30, 2024 and December 16, 2024 and with Local Agency D on November 20, 2023 as amended and restated on December 16, 2024 (each, an “Agency Agreement”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. CBI may charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. During the three-month periods ended March 31, 2024 and 2025, CBI has charged Local Agency C an amount of nil and $55,689, respectively, for chartering-in vessels (all on a voyage charter basis) from CBI which is included in “Voyage revenue – related parties” in the accompanying consolidated statements of income, and Local Agency C has charged CBI an amount of nil and $1,939, respectively, for address commission which is included in “Voyage expenses – related parties” in the accompanying consolidated statements of income. During the three-month periods ended Μarch 31, 2024 and 2025, the Local Agencies charged CBI with aggregate agency fees of $3,273 and $3,465, respectively, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of income. The balance due from Local Agencies A, C and D, as of March 31, 2025, amounted to $6,078 (out of which an amount of $5,629 relates to Local Agency C’s chartering-in vessels activity from CBI), in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Local Agency B, as of March 31, 2025, amounted to $7 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due from the four Local Agencies as of December 31, 2024, amounted to $7,014 (out of which an amount of $6,299 relates to Local Agency’s C chartering-in vessels activity from CBI), in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets.

(e) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among others administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. During the three-month periods ended March 31, 2024 and 2025, NGF charged an amount of $807 and $801 as management fees, respectively, which are included in Management and agency fees-related parties in the accompanying consolidated statements of income. The balance due to NGF at March 31, 2025 amounted to $801 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to NGF at December 31, 2024 amounted to $806 and is included in Due to related parties in the accompanying consolidated balance sheets.

9

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(f) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. There was no balance due from/to Codrus as of December 31, 2024 and March 31, 2025.

(g) Navilands Container Management Ltd. and Navilands Bulker Management Ltd., (together, ‘‘Navilands’’) and Navilands (Shanghai) Containers Management Ltd. and Navilands (Shanghai) Bulkers Management Ltd. (together, ‘‘Navilands (Shanghai)’’): Navilands and Navilands (Shanghai) are indirectly controlled by the Company’s Chairman and Chief Executive Officer and a non-independent board member is indirectly a minority shareholder. Starting in February 2024, certain of the Company’s vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the three-month periods ended March 31, 2024 and 2025, Navilands and Navilands (Shanghai) charged management fees of $188 and $1,314, in the aggregate, respectively and are included in Management and agency fees-related parties in the accompanying consolidated statements of income. As of December 31, 2024 and March 31, 2025, the working capital security paid by the Company to Navilands was $2,175 in aggregate, and is included in Due from related parties, non-current in the accompanying consolidated balance sheets. The balance due to Navilands as of December 31, 2024 and March 31, 2025, amounted to $3,829 and $6,301, respectively and is included in Due to related parties in the accompanying consolidated balance sheets.

4. Segmental Financial Information

The Company has four reportable segments and has identified the Chairman and Chief Executive Officer as the chief operating decision maker (“CODM”) in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The Company’s reportable segments from which it derives its revenues: (1) container vessels segment, (2) dry bulk vessels segment, (3) dry bulk operating platform segment (the “CBI segment”) and (4) investment in leaseback vessels through NML (Notes 1 and 11) (the “NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business consists of transportation of containerized products through ownership and operation of container vessels. The dry bulk business consists of transportation of dry bulk cargoes through ownership and operation of dry bulk vessels. Under the CBI segment, CBI charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessees of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2024 and March 31, 2025, and for the three-month periods ended March 31, 2024 and 2025. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation relies not only upon the reported segments’ results but also on CODM’s view and estimates as to the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that the items are directly or indirectly attributable to them. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. Summarized financial information concerning each of the Company’s reportable segments is as follows:

10

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the three-month period ended March 31, 2025
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Total
Voyage revenue	$217,180	$32,930	$134,742	$—	$384,852
Intersegment voyage revenue	—	5,933	—	—	5,933
Voyage revenue -related parties	—	—	55,689	—	55,689
Income from investment in leaseback vessels	—	—	—	5,685	5,685
Total revenues	$217,180	$38,863	$190,431	$5,685	$452,159

Reconciliation of revenue:
Elimination of intersegment revenues					(5,933)
Total consolidated revenues					$446,226

Less (1):
Voyage expenses	(9,513)	(5,021)	(73,989)	—
Charter-in hire expenses	—	—	(117,245)	—
Voyage expenses-related parties	(2,928)	(470)	(1,939)	—
Vessels’ operating expenses	(38,372)	(19,631)	—	—
Realized losses on FFAs and bunker swaps, net	—	—	(10,773)	—
Interest and finance costs	(20,294)	(5,374)	(736)	(2,657)
Other segment items (2)	(36,289)	(11,694)	—	—
Segment profit/ (loss)	$109,784	$(3,327)	$(14,251)	$3,028	$95,234

Reconciliation of segment profit or loss:
General and administrative expenses					(6,600)
General and administrative expenses – related parties					(2,202)
Management and agency fees-related parties					(13,996)
Loss on vessel held for sale					(4,669)
Vessel’s impairment loss					(179)
Foreign exchange gains					248
Elimination of intersegment expenses					629
Interest income					6,481
Other, net					63
Unallocated gain on derivative instruments, net					25,834
Net income					$100,843

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

(2)	Other segment items for each reportable segment include: (i) Container vessels segment – depreciation expense of the vessels and amortization of dry-docking and special survey costs and (ii) Dry bulk vessels segment - depreciation expense of the vessels and amortization of dry-docking and special survey costs.

11

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the three-month period ended March 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Total
Voyage revenue	$215,556	$40,785	$213,831	$—	$470,172
Intersegment voyage revenue	—	5,375	—	—	5,375
Income from investment in leaseback vessels	—	—	—	5,258	5,258
Total revenues	$215,556	$46,160	$213,831	$5,258	$480,805

Reconciliation of revenue:
Elimination of intersegment revenues					(5,375)
Total consolidated revenues					$475,430

Less (1):
Voyage expenses	(5,530)	(5,528)	(84,500)	—
Charter-in hire expenses	—	—	(149,523)	—
Voyage expenses-related parties	(3,062)	(572)	—	—
Vessels’ operating expenses	(38,503)	(21,154)	—	—
Realized losses on FFAs and bunker swaps, net	—	—	557	—
Interest and finance costs	(25,500)	(5,954)	(135)	(1,361)
Other segment items (2)	(35,714)	(10,399)	—	—
Segment profit/ (loss)	$107,247	$2,553	$(19,770)	$3,897	$93,927

Reconciliation of segment profit or loss:
General and administrative expenses					(4,526)
General and administrative expenses – related parties					(2,365)
Management and agency fees-related parties					(14,647)
Gain on sale of vessels, net					993
Foreign exchange losses					(2,378)
Interest income					8,313
Income from equity method investments					40
Other, net					534
Unallocated loss on derivative instruments, net					22,781
Net income					$102,672

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

(2)	Other segment items for each reportable segment include: (i) Container vessels segment – depreciation expense of the vessels and amortization of dry-docking and special survey costs and (ii) Dry bulk vessels segment - depreciation expense of the vessels and amortization of dry-docking and special survey costs.

As of March 31, 2025
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other corporate assets (*)	Eliminations	Total
Total Assets	$2,587,644	$1,100,679	$439,384	$359,925	$764,554	$(124,376)	$5,127,810

As of December 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other corporate assets (*)	Eliminations	Total
Total Assets	$2,980,145	$770,075	$513,369	$333,108	$681,412	$(129,422)	$5,148,687

(*) Corporate assets primarily include due from related parties’ balances, cash balances and short-term investments, which are not allocated to any reportable segment.

12

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

5. Short-term investments:

As of March 31, 2025, the Company holds one zero-coupon U.S. treasury bill with a face value of $18,991 at a cost of $18,591. As of December 31, 2024, the Company held one zero-coupon U.S. treasury bill with a face value of $18,591 at a cost of $18,389.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2025	$4,777,284	$(1,390,272)	$3,387,012
Depreciation	—	(41,333)	(41,333)
Vessel acquisitions, advances and other vessels’ costs	5,806	—	5,806
Vessel sales, transfers and other movements	(18,862)	4,214	(14,648)
Balance, March 31, 2025	$4,764,228	$(1,427,391)	$3,336,837

During the three-month period ended March 31, 2024, the Company acquired the 2011-built, secondhand dry bulk vessel Miracle (ex. Iron Miracle).

During the three-month period ended March 31, 2024, the Company sold the dry bulk vessels Progress, Manzanillo and Konstantinos, which were held for sale at December 31, 2023, and the dry bulk vessels Alliance, Merida and Pegasus, and recognized an aggregate net gain of $993, which is separately reflected in Gain on sale of vessels, net in the accompanying consolidated statement of income for the three-month period ended March 31, 2024.

On February 6, 2025, the Company decided to make arrangements to sell the dry bulk vessel Rose. The Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value, amounting to $4,669, was recorded in the three-month period ended March 31, 2025, and is separately reflected as Loss on vessel held for sale in the accompanying consolidated statement of income. As of March 31, 2025, the amount of $10,780 reflected in Vessels held for sale in the March 31, 2025 consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The vessel was delivered to her new owners during the second quarter of 2025 (Note 24 (c)).

During the three-month period ended March 31, 2025, the Company recorded an impairment loss in relation to one of its dry bulk vessels in the amount of $179. The fair value of the vessel was determined through Level 2 input of the fair value hierarchy (Note 22).

As of March 31, 2025, 88 of the Company’s vessels, with a total carrying value of $2,457,706, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the four vessels acquired in 2018 under the Share Purchase Agreement (Note 10.B) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) and eight unencumbered vessels.

13

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2025	$71,807
Additions	5,627
Amortization	(6,291)
Write-off and other movements (Note 7)	(980)
Balance, March 31, 2025	$70,163

During the three-month period ended March 31, 2025, three vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. During the three-month period ended March 31, 2024, one vessel underwent and completed her dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

9. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”) entered into a framework deed which was amended and restated on June 12, 2018 (the “Framework Deed”) with York to invest jointly in the acquisition and construction of container vessels. The Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining joint venture entity. The Company accounted for the entities formed under the Framework Deed as equity investments.

14

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	December 31, 2024	March 31, 2025
A.		Term Loans:
	1	Ainsley Maritime Co. and Ambrose Maritime Co.	$109,821	$$107,142
	2	Hyde Maritime Co. and Skerrett Maritime Co.	104,596	101,769
	3	Kemp Maritime Co.	52,825	51,400
	4	Achilleas Maritime Corporation et al.	33,492	29,723
	5	Costamare Inc.	—	—
	6	Amoroto et al.	—	—
	7	Bernis Marine Corp. et al.	—	—
	8	Costamare Inc.	27,750	26,000
	9	Amoroto et al.	—	—
	10	Benedict et al.	294,762	274,238
	11	Reddick Shipping Co. and Verandi Shipping Co.	21,000	18,000
	12	Quentin Shipping Co. and Sander Shipping Co.	64,250	61,656
	13	Greneta Marine Corp. et al.	—	—
	14	Bastian Shipping Co. et al.	199,390	184,680
	15	Adstone Marine Corp. et al.	—	—
	16	NML Loan 1	—	—
	17	Kalamata Shipping Corporation et al.	54,000	51,500
	18	Capetanissa Maritime Corporation et al.	18,917	18,042
	19	Costamare Inc.	—	—
	20	NML Loan 2	23,250	22,500
	21	NML Loan 3	8,190	7,930
	22	Barlestone Marine Corp. et al.	—	—
	23	NML Loan 4	11,628	11,133
	24	NML Loan 5	4,942	4,694
	25	NML Loan 6	5,510	5,276
	26	NML Loan 7	9,581	9,319
	27	NML Loan 8	11,196	10,845
	28	NML Loan 9	10,900	10,426
	29	NML Loan 10	21,392	20,978
	30	Bermondi Marine Corp. et al.	—	—
	31	NML Loan 11	16,485	15,810
	32	Adstone Marine Corp. et al.	147,709	137,607
	33	Silkstone Marine Corp. et al.	34,611	33,669
	34	Andati Marine Corp. et al.	84,931	82,922
	35	Archet Marine Corp. et al.	72,000	70,559
	36	NML Loan 12	5,910	5,690
	37	NML Loan 13	5,302	5,061
	38	NML Loan 14	4,385	4,175
	39	NML Loan 15	5,130	5,002
	40	NML Loan 16	—	11,970
	41	NML Loan 17	—	19,677
	42	Sykes Maritime Co.	—	23,500
		Total Term Loans	$1,463,855	$1,442,893
B.		Other financing arrangements	584,632	572,353
C.		Unsecured Bond Loan	—	—
		Total long-term debt	$2,048,487	$2,015,246
		Less: Deferred financing costs	(14,418)	(13,673)
		Total long-term debt, net	$2,034,069	$2,001,573
		Less: Long-term debt current portion	(322,260)	(339,276)
		Add: Deferred financing costs, current portion	4,395	4,220
		Total long-term debt, non-current, net	$1,716,204	$1,666,517

15

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of March 31, 2025, the outstanding balance of each tranche of $53,571 is repayable in 24 equal quarterly installments of $1,339.3, from June 2025 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

2. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of March 31, 2025, the outstanding balance of each tranche of $50,884.6 is repayable in 16 equal quarterly installments of $1,413.5, from June 2025 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment of each tranche.

3. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of March 31, 2025, the outstanding balance of the loan of $51,400 is repayable in 16 equal quarterly installments of $1,425, from June 2025 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

4. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of Venetiko, on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 10.A.8). On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois, on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. On October 13, 2023, the Company prepaid $2,668.2 on the then outstanding balance due to the sale of vessel Oakland. On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until December 2026 for the Refinancing tranche and until March, 2027 for Tranches A and B. As of March 31, 2025, the outstanding balance of the Refinancing tranche of $4,723 is repayable in seven variable quarterly installments, from June 2025 to December 2026. As of March 31, 2025, the outstanding balance of each of Tranche A and Tranche B of $12,500 is repayable in eight variable quarterly installments, from June 2025 to March 2027.

5. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity. On November 16, 2023, the Company prepaid $1,775, due to the sale of vessel Peace. On November 30, 2023, the Company prepaid $1,775, due to the sale of vessel Pride. On February 27, 2024, the Company prepaid $5,844, due to the sale of vessel Pegasus (Note 7). On December 13, 2024, following the execution of the loan agreement discussed in Note 10.A.34, the then outstanding balance of $19,608 was fully repaid.

6. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of additional vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to the finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 10.A.9). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of vessel Miner. On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. On December 5, 2023, the Company prepaid $5,510, due to the sale of vessel Cetus. On January 10, 2024 and on February 1, 2024, the Company prepaid the aggregate amount of $11,197 due to the sale of vessels Progress and Konstantinos (Note 7). On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until January 2028. On December 13, 2024, following the execution of the loan agreement discussed in Note 10.A.34, the then outstanding balance of $35,596 was fully repaid.

16

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

7. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance one term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525, in order to refinance in part one term loan. On October 31, 2024 the Company prepaid the amount of $5,780 due to the sale of vessel Discovery. On December 13, 2024, following the execution of the loan agreement discussed in Note 10.A.34, the then outstanding balance of $29,727 was fully repaid.

8. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance one term loan and Tranche C of the term loan discussed in Note 10.A.4 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of March 31, 2025, the outstanding balance of $26,000 is repayable in four equal quarterly installments of $1,750, from April 2025 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

9. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance one term loan of the vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 10.A.6 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. On February 28, 2024, the Company prepaid the amount of $6,125 due to the sale of vessel Merida (Note 7). On May 21, 2024, following the execution of the loan agreement discussed in Note 10.A.30, the then outstanding balance of $15,780 was fully repaid.

10. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance, among others, two term loans, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 10.B.2, to finance the acquisition cost of four container vessels under finance lease agreements and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of March 31, 2025, the aggregate outstanding balance of $274,238 is repayable in nine equal quarterly installments of $20,523.8, from June 2025 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

11. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance one term loan. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. On April 30, 2024, the loan agreement was amended, resulting in the extension of the repayment period until March 2027. As of March 31, 2025, the outstanding balance of $18,000 is repayable in eight variable quarterly installments, from June 2025 to March 2027.

12. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance one term loan. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of March 31, 2025, the outstanding balance of each tranche of $30,828.1 is repayable in 23 equal quarterly installments of $1,296.9, from May 2025 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

17

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp., amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance two term loans. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. On December 3, 2024, following the execution of the loan agreement discussed in Note 10.A.32, the then outstanding balance of $22,091 was fully repaid.

14. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance five term loans and for general corporate purposes. During January 2023, the aggregate amount of 322,830 was drawn. As of March 31, 2025, the aggregate outstanding balance of $184,680 is repayable in variable quarterly installments, from June 2025 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

15. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance three term loans. On December 20, 2022, the amount of $82,885 was drawn down. On September 7, 2023, pursuant to a supplemental agreement signed during the third quarter of 2023, Oldstone Marine Corp. and Kinsley Marine Corp. drew down in two tranches the aggregate amount of $27,450. On January 10, 2024 and on February 27, 2024, the Company prepaid the aggregate amount of $9,915.5 due to the sale of vessels Manzanillo and Alliance (Note 7). On April 19, 2024, the Company prepaid the amount of $4,581.1 due to the sale of vessel Adventure. On December 3, 2024, following the execution of the loan agreement discussed in Note 10.A.32, the then outstanding balance of $78,592 was fully repaid.

16. At the time that the Company obtained control in NML (Note 1) during the year ended December 31, 2023, a NML subsidiary had entered into a loan agreement to finance one sale and leaseback arrangement. On September 12, 2024, the then outstanding balance of $3,962 was fully repaid.

17. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance two term loans. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of March 31, 2025, the outstanding balance of $51,500 is repayable in 17 equal quarterly installments of $2,500, from April 2025 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

18. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance two term loans. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of March 31, 2025, the outstanding balance of Tranche A of $10,594.6 is repayable in 13 equal quarterly installments of $513.2, from May 2025 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of March 31, 2025, the outstanding balance of Tranche B of $7,447.4 is repayable in 13 equal quarterly installments of $361.8, from May 2025 to May 2028 and a balloon payment of $2,744 payable together with the last installment.

19. On June 19, 2023, the Company entered into a loan agreement with a bank for an amount of up to $150,000 in order to refinance two term loans, as well as the acquisition of additional vessels. On June 20, 2023, the amount of $65,779 was drawn down. On July 15, 2024, the Company prepaid the amount of $8,255.4 due to the sale of vessel Oracle. On December 20, 2024, following the execution of the loan agreement discussed in Note 10.A.35, the then outstanding balance of $51,523 was fully repaid.

20. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. On July 10, 2024, one of the four NML subsidiaries prepaid the then outstanding balance of $8,010. As of March 31, 2025, the outstanding balance of $22,500 is repayable in 14 equal quarterly installments of $750, from April 2025 to July 2028 with an aggregate balloon payment of $12,000 that is payable together with the respective last installment.

21. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On July 19, 2024, one of the two NML subsidiaries prepaid the then outstanding balance of $8,710. As of March 31, 2025, the aggregate outstanding balance of $7,930 is repayable in 13 equal quarterly installments of $260, from April 2025 to April 2028 with a balloon payment of $4,550 that is payable together with the last installment.

18

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

22. On December 1, 2023, Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp. and Shaekerstone Marine Corp. entered into a loan agreement with a bank for an amount of up to $60,000 in order to finance the acquisition cost of the vessel Arya as well as the acquisition of additional vessels. On December 7, 2023, the amount of $12,000 was drawn. On February 16, 2024, the amount of $16,380 was drawn in order to finance the acquisition of the vessel Miracle (Note 7). On July 18, 2024, the amount of $21,600 was drawn in order to finance the acquisition of the vessel Frontier. On December 3, 2024, following the execution of the loan agreement discussed in Note 10.A.32, the then outstanding balance of $47,026 was fully repaid.

23. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of March 31, 2025, the aggregate outstanding balance of $11,132.5 is repayable in equal quarterly installments, from June 2025 to September 2028 with an aggregate balloon payment of $4,450 that is payable together with the respective last installment.

24. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $4,694 is repayable in 13 equal quarterly installments of $247.5, from June 2025 to June 2028 with a balloon payment of $1,477 that is payable together with the respective last installment.

25. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $5,276 is repayable in 14 equal quarterly installments of $234, from June 2025 to September 2028 with a balloon payment of $2,000 that is payable together with the respective last installment.

26. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of March 31, 2025, the aggregate outstanding balance of $9,319 is repayable in variable quarterly installments, from June 2025 to February 2029 with an aggregate balloon payment of $5,250 that is payable together with the respective last installment.

27. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $10,845 is repayable in 15 equal quarterly installments of $351, from June 2025 to December 2028 with a balloon payment of $5,580 that is payable together with the respective last installment.

28. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $10,426 is repayable in 14 variable quarterly installments, from June 2025 to September 2028 with a balloon payment of $4,275 that is payable together with the respective last installment.

29. During the year ended December 31, 2024, three NML subsidiaries entered into a loan agreement to finance three sale and leaseback arrangements that they have entered into. On December 20, 2024, one of the three NML subsidiaries prepaid the then outstanding balance of $10,257. As of March 31, 2025, the aggregate outstanding balance of $20,978 is repayable in variable quarterly installments, from June 2025 to August 2028 with an aggregate balloon payment of $16,311 that is payable together with the respective last installment.

30. On May 14, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $16,785 in order to refinance the term loan discussed in Note 10.A.9. On May 16, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $15,780. On September 19, 2024, the Company prepaid the amount of $4,927.5 due to the sale of vessel Titan I. On December 10, 2024, following the execution of the loan agreement discussed in Note 10.A.33, the then outstanding balance of $10,111 was fully repaid.

31. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of March 31, 2025, the aggregate outstanding balance of $15,810 is repayable in 15 variable quarterly installments, from June 2025 to December 2028 with an aggregate balloon payment of $7,225 that is payable together with the respective last installment.

19

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

32. On December 2, 2024, Adstone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Gassin Marine Corp., Greneta Marine Corp., Kinsley Marine Corp., Maraldi Marine Corp., Merle Marine Corp., Oldstone Marine Corp., Shaekerstone Marine Corp., Terron Marine Corp. and Valrose Marine Corp., entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance the term loans discussed in Notes 10.A.13, 10.A.15 and 10.A.22. On December 3, 2024, the amount of $147,709 was drawn down. On March 4, 2025, the Company prepaid the amount of $6,650 due to the sale of vessel Rose (Note 24(c)). As of March 31, 2025, the outstanding balance of $137,607 is repayable in 19 equal quarterly installments of $3,293.4, from June 2025 to December 2029 with an aggregate balloon payment of $75,032.9 that is payable together with the last installment.

33. On December 9, 2024, Silkstone Marine Corp., Cogolin Marine Corp. and Bermondi Marine Corp. entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance the term loan discussed in Note 10.A.30 and to finance the acquisition of the secondhand dry bulk vessel Prosper. On December 10, 2024, the amount of $34,611 was drawn down. As of March 31, 2025, the outstanding balance of $33,669 is repayable in 19 equal quarterly installments of $941.8, from June 2025 to December 2029 with an aggregate balloon payment of $15,774 that is payable together with the last installment.

34. On December 12, 2024, Andati Marine Corp., Astier Marine Corp., Barral Marine Corp., Bernis Marine Corp., Fabron Marine Corp., Ferrage Marine Corp., Fontaine Marine Corp., Fruiz Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Sauvan Marine Corp. and Solidate Marine Corp. entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance the term loans discussed in Notes 10.A.5 , 10.A.6 and 10.A.7. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. As of March 31, 2025, the outstanding balance of Tranche A of $29,062 is repayable in 19 equal quarterly installments of $665, from June 2025 to December 2029 with an aggregate balloon payment of $16,427 that is payable together with the last installment. As of March 31, 2025, the outstanding balance of Tranche B of $19,084 is repayable in 19 equal quarterly installments of $524, from June 2025 to December 2029 with an aggregate balloon payment of $9,128 that is payable together with the last installment. As of March 31, 2025, the outstanding balance of Tranche C of $34,776 is repayable in 19 equal quarterly installments of $820, from June 2025 to December 2029 with an aggregate balloon payment of $19,196 that is payable together with the last installment.

35. On December 20, 2024, Archet Marine Corp., Bagary Marine Corp., Bellet Marine Corp., Courtin Marine Corp., Laudio Marine Corp., Pomar Marine Corp., and Ravestone Marine Corp. entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance the term loan discussed in Note 10.A.19 and to finance the acquisition of the secondhand dry bulk vessel Magnes. On December 20, 2024, the amount of $72,000 was drawn down in two tranches. As of March 31, 2025, the outstanding balance of Tranche A of $50,457 is repayable in 19 equal quarterly installments of $1,066.2 from June 2025 to December 2029 and a balloon payment of $30,199 that is payable together with the last installment. As of March 31, 2025, the outstanding balance of Tranche B of $20,102 is repayable in 23 equal quarterly installments of $375 from June 2025 to December 2030 and a balloon payment of $11,477 that is payable together with the last installment.

36. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $5,690 is repayable in 17 equal quarterly installments of $220, from April 2025 to April 2029 with a balloon payment of $1,950 that is payable together with the last installment.

37. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $5,061 is repayable in 15 equal quarterly installments of $241, from June 2025 to December 2028 with a balloon payment of $1,446 that is payable together with the last installment.

38. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $4,175 is repayable in 15 equal quarterly installments of $210, from May 2025 to November 2028 with a balloon payment of $1,025 that is payable together with the last installment.

39. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $5,002 is repayable in 19 equal quarterly installments of $128.3, from May 2025 to August 2029 with a balloon payment of $2,565 that is payable together with the last installment.

40. During the three-month period ended March 31, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $11,970 is repayable in 17 variable installments, from April 2025 to February 2029 with a balloon payment of $6,120 that is payable together with the last installment.

20

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

41. During the three-month period ended March 31, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2025, the outstanding balance of $19,677 is repayable in 17 equal quarterly installments of $441.0, from May 2025 to April 2029 with a balloon payment of $12,180 that is payable together with the last installment.

42. On March 31, 2025, Sykes Maritime Co. entered into a loan agreement with a bank for an amount of up to $23,500 in order to refinance the acquisition cost of one vessel under a financing agreement discussed in Note 11(a). On March 31, 2025, the amount of $23,500 was drawn down. As of March 31, 2025, the outstanding balance of $23,500 is repayable in 20 equal quarterly installments of $392.5, from June 2025 to March 2030 with a balloon payment of $15,650 that is payable together with the last installment.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) (applicable to all loans discussed above except the loans discussed in Notes 10.A.10, 10.A.14, 10.A.18, 10.A.23, 10.A.24, 10.A.25, 10.A.26, 10.A.31, 10.A.36, 10.A.37, 10.A.38, 10.A.39, and the loan discussed in Note 10.A.2 which bears a fixed rate) or Daily Non-Cumulative Compounded SOFR (applicable to the loans discussed in Notes 10.A.10, 10.A.14, 10.A.18, 10.A.23, 10.A.24, 10.A.25, 10.A.26, 10.A.31, 10.A.36, 10.A.37, 10.A.38, 10.A.39, plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 110% to 140%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of March 31, 2025, the aggregate outstanding amount of their financing arrangements is repayable in variable installments from April 2025 to May 2031, including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the three-month period ended March 31, 2025, the interest expense incurred amounted to $3,814, in aggregate, ($4,089 for the three-month period ended March 31, 2024) and is included in Interest and finance costs in the accompanying 2025 consolidated statement of income.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). Since that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels are included in the consolidation. On November 12, 2018, the Company also undertook the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. On June 17, 2022, following the agreement of the loan discussed in Note 10.A.10, the Company prepaid the then outstanding amount of $77,435 under the York SPA in order to acquire the vessel Triton. As at March 31, 2025, the aggregate outstanding amount of the four financing arrangements is repayable in variable installments from May 2025 to October 2028 and a balloon payment for each of the four financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the three-month period ended March 31, 2025, the interest expense incurred amounted to $2,602 ($2,936 for the three-month period ended March 31, 2024), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of March 31, 2025, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $572,353.

21

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly-owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan was originally due to mature in May 2026 and carried a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

On October 11, 2024, Costamare Participations Plc announced the early redemption of the Bond Loan in full and on November 25, 2024, the Bond Loan, along with the coupon payment and a premium of 0.5% on the nominal amount was fully prepaid.

During the three-month period ended March 31, 2024, the interest expense incurred amounted to $738 and is included in Interest and finance costs in the accompanying consolidated statements of income.

The annual repayments under the Term Loans and Other Financing Arrangements after March 31, 2025, are in the aggregate as follows:

12-month period ending March 31,	Amount
2026	$339,276
2027	294,682
2028	303,649
2029	461,169
2030	323,470
2031 and thereafter	293,000
Total	$2,015,246

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2024 and March 31, 2025, was in the range 2.99% - 6.63% and 2.99% - 6.50%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2024 and March 31, 2025, was 4.9% and 4.8%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps / caps (discussed in Notes 19 and 21) for the three-month periods ended March 31, 2024 and 2025, amounted to $28,991 and $25,625, respectively.

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2025	$14,418
Additions	433
Amortization and write-off	(1,178)
Balance, March 31, 2025	$13,673
Less: Current portion of financing costs	(4,220)
Financing costs, non-current portion	$9,453

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 19).

22

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities:

On May 12, 2023, the Company entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as a finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. As of March 31, 2025, the outstanding amount of the finance lease liability bears fixed interest and is repayable in one final installment in April 2025 and a balloon payment of $23,113, payable together with the last installment. On April 16, 2025 the then outstanding balance of the finance lease liability was fully repaid through the term loan discussed in Note 10.A.42.

The depreciation with respect to the right-of-use assets under finance lease, charged during the three-month periods ended March 31, 2024 and 2025, amounted to $347 and $344, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of March 31, 2025 and December 31, 2024, the carrying value of the right-of-use assets under finance lease amounted to $37,474 and $37,818, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheets.

Total interest expenses incurred on finance leases, for the three-month periods ended March 31, 2024 and 2025, amounted to $387 and $349, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.

The total finance lease liabilities as of December 31, 2024 and March 31, 2025, amounted to $23,877 and $23,195, respectively, and are separately reflected in Finance lease liability in the accompanying consolidated balance sheets.

(b) Investments in leaseback vessels:

i.	At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:

1. One container vessel that was originally acquired in May 2021 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. One dry bulk vessel that was originally acquired in May 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. During the year ended December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

3. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

23

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $4,987 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

ii.	Subsequent to the NML acquisition (Note 1), NML acquired the following vessels under sale and lease back arrangements:

1. In March 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,900, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

3. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,826, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,929, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

5. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,291, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

24

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

7. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,291, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

8. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,291, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

9. In August 2023, NML acquired an offshore supply vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,283, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

10. In August 2023, NML acquired an offshore support vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,283, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

11. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,239, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

12. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,307, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

13. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,295, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

25

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,803, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

15. In December 2023, NML acquired one dry bulk vessel for $12,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $10,537, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

16. In December 2023, NML acquired one dry bulk vessel for $11,700, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,555, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

17. In December 2023, NML acquired one dry bulk vessel for $7,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,091, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

18. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,813, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

19. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,976, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

20. In February 2024, NML acquired one dry bulk vessel for $6,325, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,678, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

26

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

21. In February 2024, NML acquired one dry bulk vessel for $14,600, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,823, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

22. In April 2024, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,536, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

23. In April 2024, NML acquired one dry bulk vessel for $24,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $22,199, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

24. In July 2024, NML acquired an offshore support vessel for $16,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $14,582, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

25. In August 2024, NML acquired one dry bulk vessel for $6,413 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,934, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

26. In October 2024, NML acquired an offshore support vessel for $15,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $13,620, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

27. In November 2024, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,264, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

27

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases and on their commencement dates an aggregate gain of $29,579 was recognized as Gain on sale of vessels, net.

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

	December 31, 2024	March 31, 2025
Lease receivable	$18,976	$8,373
Unguaranteed residual value	506	504
Net investment in sales-type lease vessels	$19,482	$8,877

Net investment in sales-type lease vessels, current	(12,748)	(1,690)
Net investment in sales-type lease vessels, non-current	$6,734	$7,187

During the three-month periods ended March 31, 2024 and 2025, the interest income relating to the net investment in sales-type leases amounted to $13,111 and $5,163, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income. The following table presents a maturity analysis of the lease payments on sales-type leases to be received over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at March 31, 2025.

12-month period ending March 31,	Amount
2026	$10,734
2027	5,701
2028	5,622
2029	343
Total undiscounted cash flows	$22,400
Present value of lease payments*	$8,373

*The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.

12. Operating lease Right-of-Use Assets and Liabilities:

During the three-month period ended March 31, 2025, CBI chartered-in 53 third-party vessels on short/medium/long-term time charters. The carrying value of the operating lease liabilities recognized in connection with the time charter-in vessel arrangements as of March 31, 2025 amounted to $253,238. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that commenced during the three-month period ended March 31, 2025, the Company used the incremental borrowing rate of 5.49% and the respective weighted average remaining lease term as of March 31, 2025 was 0.94 years. The payments required to be made after March 31, 2025 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

12-month period ending March 31,	Amount
2026	$206,197
2027	69,477
Total	$275,674
Discount based on incremental borrowing rate	(22,436)
Operating lease liabilities, including current portion	$253,238

28

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2024 and March 31, 2025, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As of December 31, 2024, the net accrued charter revenue, totaling ($16,868), comprises of $11,929 separately reflected in Current assets, $2,688 separately reflected in Non-current assets and ($31,485) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2024 balance sheet. As of March 31, 2025, the net accrued charter revenue, totaling ($14,271), comprises of $11,742 separately reflected in Current assets, $3,875 separately reflected in Non-current assets and ($29,888) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2025 balance sheet. The maturities of the net accrued charter revenue as of March 31 of each 12-month period presented below are as follows:

12-month period ending March 31,	Amount
2026	$(5,099)
2027	(7,135)
2028	(1,011)
2029	(929)
2030	(97)
Total	$(14,271)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2024 and March 31, 2025, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 10, with charter party assumed at value below its fair market value at the date of delivery of the each vessel. During the three-month period ended March 31, 2025, the amortization of the liability amounted to $64, ($217 for the three-month period ended March 31, 2024) and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2024	March 31, 2025
Hires collected in advance	$30,884	$28,085
Charter revenue resulting from varying charter rates	31,485	29,888
Unamortized balance of charters assumed	64	—
Total	$62,433	$57,973
Less current portion	(47,813)	(44,926)
Non-current portion	$14,620	$13,047

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Cape Artemisio. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. On December 11, 2023, the Company purchased the remaining 51% equity interest in the company owning the containership Arkadia (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 0.2 years. As of December 31, 2024 and March 31, 2025, the aggregate balance of time charter assumed (current and non-current) was $269 and $220, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the three-month periods ended March 31, 2024 and 2025, the amortization expense of Time-charter assumed amounted to $255 and $49, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

29

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. Commitments and Contingencies

(a) Time charters: As of March 31, 2025, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending March 31,	Amount
2026	$1,037,492
2027	595,086
2028	469,040
2029	285,900
2030	186,431
2031 and thereafter	96,738
Total	$2,670,687

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at March 31, 2025, but excludes the time charter arrangements of: i) one dry bulk vessel for which the Company had not secured employment as of March 31 , 2025, and ii) 20 dry bulk vessels in operation for which their time charter rate is index-linked, one vessel in pool agreement and 49 voyages for which their rate is index-linked. These arrangements as at March 31, 2025, have remaining terms of up to 77 months.

(b) Charter-in commitments: The Company within its context of operations has agreed to forward charter-in from third-parties, vessels that are currently under construction. Such lease payments of approximately $62.0 million are payable in varying amounts, from the second quarter of 2026 until the third quarter of 2033.

(c) Capital Commitments: As of March 31, 2025, the Company had outstanding equity commitments of (i) $180 million in relation to the acquisition of six vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements; The Company’s chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family indirectly hold an equity interest of approximately 17% each in the joint venture; and (ii) $57 million in relation to the acquisition of six vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

30

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

15. Redeemable Non-controlling Interest

In 2022, the Company participated with three other investors (the “Other Investors”) in the share capital increase of CBI whereby (i) the Company became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. During the year ended December 31, 2023, CBI increased its share capital by issuing another 100,000,000 common shares to the Company in exchange for $100,000 and 8,108,108 common shares to the Other Investors in exchange for $3,750. In November 2024, the Company purchased 10,810,810.67 common shares of CBI (5.0%) from two of the Other Investors, increasing its stake in CBI to 97.5% (210,810,810.67 common shares), with payments in monthly installments until October 2026.

On November 14, 2022, the Company and the Other Investors entered into a shareholders’ agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant Local Agency (Note 3(d)) and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders agreement, it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if none of the remaining Other Investors accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does not accept to purchase all the offered shares, thirdly by offering the shares to any third-party; and (d) if no third-party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interest as of March 31, 2025, the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests. Therefore, the redeemable non-controlling interest was adjusted for the portion of comprehensive income / (loss) of the period and the effect of the capital increases performed by the holders of non-controlling interest. The changes to redeemable non-controlling interest in subsidiary during the three-month period ended March 31, 2025, were as follows:

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, December 31, 2024	$(2,453)
Net income attributable to redeemable non-controlling interest	25
Balance, March 31, 2025	$(2,428)

16. Stockholders’ equity:

(a) Common Stock: During each of the three-month periods ended March 31, 2025 and 2024, the Company issued 149,600 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the three-month period ended March 31, 2025.

31

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2024, the Company issued 981,410 shares at par value of $0.0001 to its common stockholders, at an average price of $11.4704 per share. During the three-month period ended March 31, 2025, the Company issued 7,056 shares at par value of $0.0001 to its common stockholders, at an average price of $11.2789 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the three-month period ended March 31, 2025, no common shares were repurchased under the share repurchase program.

As of March 31, 2025, the aggregate issued share capital was 131,115,599 common shares at par value of $0.0001 of which 120,111,089 common shares were outstanding.

(b) Dividends declared and / or paid: During the three-month period ended March 31, 2024, the Company declared and paid to its common stockholders $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,320 in cash and issued 420,178 shares pursuant to the Plan for the fourth quarter of 2023. During the three-month period ended March 31, 2025, the Company declared and paid to its common stockholders $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,715 in cash and issued 7,056 shares pursuant to the Plan for the fourth quarter of 2024.

During the three-month period ended March 31, 2024, the Company declared and paid to its holders of Series B Preferred Stock $939, or $0.476563 per share for the period from October 15, 2023 to January 14, 2024. During the three-month period ended March 31, 2025, the Company declared and paid to its holders of Series B Preferred Stock $939, or $0.476563 per share for the period from October 15, 2024 to January 14, 2025.

During the three-month period ended March 31, 2024, the Company declared and paid to its holders of Series C Preferred Stock $2,111, or $0.531250 per share for the period from October 15, 2023 to January 14, 2024. During the three-month period ended March 31, 2025, the Company declared and paid to its holders of Series C Preferred Stock $2,111, or $0.531250 per share for the period from October 15, 2024 to January 14, 2025.

During the three-month period ended March 31, 2024, the Company declared and paid to its holders of Series D Preferred Stock $2,180, or $0.546875 per share for the period from October 15, 2023 to January 14, 2024. During the three-month period ended March 31, 2025, the Company declared and paid to its holders of Series D Preferred Stock $2,180, or $0.546875 per share for the period from October 15, 2024 to January 14, 2025.

During the three-month period ended March 31, 2024, the Company declared and paid to its holders of Series E Preferred Stock $2,537, or $0.554688 per share for the period from October 15, 2023 to January 14, 2024. On July 15, 2024, the Company proceeded with the full redemption of its Series E Preferred Stock.

17. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the three-month periods ended March 31, 2024 and 2025, amounted to $7,681 and $5,114, respectively.

32

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the three-month period ended March 31,
	2024	2025
	Basic EPS	Basic EPS
Net income	$102,672	$100,843
Less: Net income attributable to non-controlling interest in subsidiaries	(811)	(715)
Net income attributable to Costamare Inc.	101,861	100,128
Less: paid and accrued earnings allocated to Preferred Stock	(7,681)	(5,114)
Net income available to common stockholders	$94,180	$95,014
Weighted average number of common shares, basic and diluted	118,628,891	119,960,329
Earnings per common share, basic and diluted	$0.79	$0.79

18. Total Voyage Revenues:

The following table shows the total voyage revenues earned from time charters and voyage charters during the three-month periods ended March 31, 2024 and 2025:

For the three-month period ended March 31, 2025
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$217,180	$32,930	$15,792	$265,902
Voyage charters and Contracts of Affreightment	—	—	118,950	118,950
Voyage charters – related parties (Note 3(d))	—	—	55,689	55,689
Total	$217,180	$32,930	$190,431	$440,541

For the three-month period ended March 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$215,556	$40,785	$17,617	$273,958
Voyage charters and Contracts of Affreightment	—	—	196,214	196,214
Total	$215,556	$40,785	$213,831	$470,172

19. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the three-month period ended March 31,
	2024	2025
Interest expense	$36,169	$28,614
Derivatives’ effect	(6,791)	(2,640)
Amortization and write-off of financing costs	1,617	1,178
Amortization of excluded component related to cash flow hedges	1,485	1,009
Bank charges and other financing costs	470	271
Total	$32,950	$28,432

33

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

20. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. The Company believes that its subsidiaries that are engaged in the dry bulk operating platform business and in the sale and leaseback business are not subject to tax on their income in their respective countries of incorporation.

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

21. Derivatives:

(a) Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps, interest rate caps and cross-currency rate swap agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments.

During the year ended December 31, 2024, three NML subsidiaries entered into three interest rate swap agreements with an aggregate notional amount of $33,683, which met hedge accounting criteria according to ASC 815 related to the loans discussed in Notes 10.A.28 and 10.A.29. During the same period and pursuant to the partial prepayment of the loan discussed in note 10.A.29 the NML subsidiary terminated its interest rate swap agreement.

During the three-month period ended March 31, 2024, the Company terminated the interest rate cap related to the loan discussed in Note 10.A.5, amended the interest rate cap related to the loan discussed in Note 10.A.6 and received the aggregate amount of $777, which is included in Gain on derivative instruments, net in the accompanying 2024 statement of income.

At December 31, 2024 and March 31, 2025, the Company had interest rate swap agreements and interest rate cap agreements with an outstanding notional amount of $805,028 and $762,704, respectively. The fair value of these derivatives outstanding as at December 31, 2024 and March 31, 2025 amounted to an asset of $31,645 and a net asset of $24,112, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between June 2026 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap and interest rate cap amounts to $8,940.

(b) Cross currency swaps that do not meet the criteria for hedge accounting: As of March 31, 2025, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

34

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value March 31, 2025 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(7,279)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(7,246)
Total fair value						$(14,525)

The fair value of these derivatives outstanding as at December 31, 2024 and March 31, 2025 amounted to a liability of $18,387 and a liability of $14,525, respectively, and are included in the accompanying consolidated balance sheets. The maturity of these derivatives is in November 2025.

(c) Foreign currency agreements and FX option zero cost collar: As of March 31, 2025, the Company holds nine Euro/U.S. dollar forward agreements totaling $29,700 at an average forward rate of Euro/U.S. dollar 1.0853, expiring in monthly intervals up to December 2025.

As of December 31, 2024, the Company held 12 Euro/U.S. dollar forward agreements totaling $39,600 at an average forward rate of Euro/U.S. dollar 1.0837, expiring in monthly intervals up to December 2025.

The total change of forward contracts fair value for the three-month period ended March 31, 2025, was a gain of $1,457 (loss of $2,462 for the three-month period ended March 31, 2024) and is included in Gain on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2024 and March 31, 2025, amounted to a liability of $1,369 and an asset of $88, respectively.

During the three-month period ended March 31, 2025, the Company entered into an FX option zero cost collar agreement to manage its exposure to fluctuations of foreign currencies risks. The total change of the FX option zero cost collar contract fair value for the three-month period ended March 31, 2025, was a gain of $69 and is included in Gain on derivative instruments, net in the accompanying 2025 consolidated statement of income. The fair value of the FX option zero cost collar contract as of March 31, 2025, amounted to an asset of $69.

(d) Forward Freight Agreements (“FFAs”), Bunker swap agreements and EUA futures: As of December 31, 2024 and March 31, 2025, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 and March 31, 2025 amounted to a net liability of $447 and a net liability of $326, respectively.

As of December 31, 2024 and March 31, 2025, the Company had a series of EUA futures, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 and March 31, 2025 amounted to an asset of $307 and an asset of $218, respectively.

As of December 31, 2024 and March 31, 2025, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 and March 31, 2025 amounted to a net liability of $19,155 and a net asset of $1,259, respectively. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2024 and March 31, 2025, the Company deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUAs of $45,221 and $35,873, respectively, which is recorded within Margin deposits in the accompanying consolidated balance sheets. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded. The following tables present, as of March 31, 2025, gross and net derivative assets and liabilities by contract type:

35

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

March 31, 2025
	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$9,869	$633
Bunker swaps*	145	—
Interest rate swaps	5,105	11,252
Interest rate caps	3,835	3,997
EUA Futures	100	118
FX Option zero cost collar	69	—
Forward currency contracts	88	—
Total gross derivative contracts	$19,211	$16,000

Amounts offset
Counterparty netting*	(9,245)	(143)
Total derivative assets, March 31, 2025	$9,966	$15,857

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(9,100)	$(143)
Bunker swaps*	(401)	(70)
Interest rate swaps	—	(77)
Cross-currency rate swaps	(14,525)	—
Total gross derivative contracts	$(24,026)	$(290)

Amounts offset
Counterparty netting*	9,245	143
Total derivative liabilities, March 31, 2025	$(14,781)	$(147)

* The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments and bunker swaps.

36

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

December 31, 2024
	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$8,590	$120
Bunker swaps	37	—
Bunker swaps*	304	—
Interest rate swaps	5,684	14,846
Interest rate caps	4,726	6,389
EUA Futures	160	147
Total gross derivative contracts	$19,501	$21,502

Amounts offset
Counterparty netting*	(8,894)	(120)
Total derivative assets, December 31, 2024	$10,607	$21,382

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(22,653)	$(5,212)
Bunker swaps	(308)	(15)
Bunker swaps*	(398)	(67)
Cross-currency rate swaps	(18,387)	—
Forward currency contracts	(1,369)	—
Total gross derivative contracts	$(43,115)	$(5,294)

Amounts offset
Counterparty netting*	8,894	120
Total derivative liabilities, December 31, 2024	$(34,221)	$(5,174)

* The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments and bunker swaps.

The Effect of Derivative Instruments for the three-month periods ended
March 31, 2024 and 2025
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2024	2025
Interest rate swaps and cross-currency swaps	$9,267	$(1,451)
Interest rate caps (included component)	5,614	914
Interest rate caps (excluded component) (1)	(4,163)	(4,197)
Reclassification to Interest and finance costs	(6,791)	(2,640)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	1,485	1,009
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	16	15
Total	$5,428	$(6,350)

(1) Excluded component represents interest rate caps instruments time value.

37

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain on derivative instruments, net
		2024	2025
Interest rate swaps / caps	Gain on derivative instruments, net	$696	$—
Cross-currency swaps	Gain on derivative instruments, net	—	3,862
Forward Freight Agreements	Gain on derivative instruments, net	19,596	9,528
Bunker swap agreements	Gain on derivative instruments, net	5,362	205
EUA Futures	Gain on derivative instruments, net	146	(60)
FX option zero cost collar	Gain on derivative instruments, net	—	69
Forward currency contracts	Gain on derivative instruments, net	(2,462)	1,457
Total		$23,338	$15,061

22. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), net investment in sales type leases, investment in leaseback vessels (Note 11 (b)) and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts, FX option, FFAs, bunkers swap agreements and EUA futures). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B and the term loan with fixed interest rates discussed in Note 10.A.2, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 11(b)(ii)(9), 11(b)(ii)(10), 11(b)(ii)(12), 11(b)(ii)(24), 11(b)(ii)(26) and 11(b)(ii)(27), the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements, the foreign currency agreements, the FX option, the FFAs, the bunker swap agreements and EUA futures discussed in Note 21 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B determined through Level 2 of the fair value hierarchy as of March 31, 2025, amounted to $525,271 in the aggregate ($528,232 in the aggregate at December 31, 2024). The fair value of the term loan with fixed interest rates discussed in Note 10.A.2, determined through Level 2 of the fair value hierarchy as of March 31, 2025, amounted to $97,639 ($99,260 at December 31, 2024). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 11(b)(ii)(9), 11(b)(ii)(10), 11(b)(ii)(12), 11(b)(ii)(24), 11(b)(ii)(26) and 11(b)(ii)(27) determined through Level 2 of the fair value hierarchy as of March 31, 2025, amounted to $73,945 ($74,510 at December 31, 2024). The fair value of the Company’s other financing arrangements (Note 10.B) and the term loan with fixed interest rates discussed in Note 10.A.2 and investment in leaseback vessels discussed in Notes 11(b)(ii)(9), 11(b)(ii)(10), 11(b)(ii)(12), 11(b)(ii)(24), 11(b)(ii)(26) and 11(b)(ii)(27), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

38

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 21(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2024 and March 31, 2025, the fair value of these derivative instruments in aggregate amounted to a net asset of $13,258 and a net asset of $9,587, respectively.

The fair value of the forward currency contracts and the FX option discussed in Note 21(c) and the forward freight agreements, the EUA futures and bunker swap agreements discussed in Note 21(d) determined through Level 2 of the fair value hierarchy as at December 31, 2024 and March 31, 2025, amounted to a net liability of $20,664 and a net asset of $1,308, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-liability position	$(1,369)	$—	$(1,369)	$—
Forward Freight Agreements-liability position	(19,155)	—	(19,155)	—
EUA futures-asset position	307	—	307	—
Bunker swap agreements-asset position	37	—	37	—
Bunker swap agreements-liability position	(484)	—	(484)	—
Interest rate swaps-asset position	20,530	—	20,530	—
Interest rate caps-asset position	11,115	—	11,115	—
Cross-currency rate swaps-liability position	(18,387)	—	(18,387)	—
Total	$(7,406)	$—	$(7,406)	$—

	March 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$88	$—	$88	$—
FX option-asset position	69	—	69	—
Forward Freight Agreements-asset position	1,259	—	1,259	—
EUA futures-asset position	218	—	218	—
Bunker swap agreements-liability position	(326)	—	(326)	—
Interest rate swaps-asset position	16,357	—	16,357	—
Interest rate swaps-liability position	(77)	—	(77)	—
Interest rate caps-asset position	7,832	—	7,832	—
Cross-currency rate swaps-liability position	(14,525)	—	(14,525)	—
Total	$10,895	$—	$10,895	$—

39

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Assets measured at fair value on a non-recurring basis:

As of March 31, 2025, the estimated fair value of the Company’s vessel measured at fair value on a non-recurring basis is based on the third-party valuation reports and is categorized based upon the fair value hierarchy as follows:

	March 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessel	$10,750	$—	$10,750	$—
Total	$10,750	$—	$10,750	$—

23. Comprehensive Income:

During the three-month period ended March 31, 2024, Other comprehensive income amounted to $5,428 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $11,179), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $6,791), (ii) the effective portion of changes in fair value of cash flow hedges (loss of $461), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,485) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($16).

During the three-month period ended March 31, 2025, Other comprehensive loss amounted to $6,419 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $4,803), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $2,640), (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,009) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($15). An amount of $(69) included in Other Comprehensive loss is attributable to the non-controlling interest.

24. Subsequent Events:

(a)	Declaration and payment of dividends (common stock): On April 2, 2025, the Company declared a dividend of $0.115 per share on the common stock, which was paid on May 6, 2025, to holders of record of common stock as of April 17, 2025.

(b)	Declaration and payment of dividends (preferred stock Series B, Series C and Series D): On April 2, 2025, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on April 15, 2025 to holders of record as of April 14, 2025.

(c)	Vessel sale: On April 1, 2025, pursuant to the Memorandum of Agreement dated February 6, 2025 (Note 7), the vessel Rose was delivered to her new owners. On April 22, 2025, the Company agreed to sell the 2010-built, 31,775 DWT capacity dry-bulk vessel Resource and prepaid the amount of $4,458 related to the term loan discussed in Note 10.A.34. The vessel was delivered to her new owners on May 13, 2025.

(d)	New loan agreement: On April 16, 2025, the Company entered into a loan agreement with a bank for an amount of $100,000 to partly finance dry bulk vessels’ acquisitions. This facility was transferred to Costamare Bulkers Holdings Limited (“CMDB”) in connection with the spin-off of the Company’s dry bulk business (discussed in Note 24(g) below).

(e)	Loan prepayments: During April 2025, the Company prepaid the aggregate amount of $145,766, related to the term loans discussed in Notes 10.A.32, 10.A.33, 10.A.34 and 10.A.35

(e

40

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(f)	Investment in leaseback vessels: In April 2025, NML signed a commitment letter, subject to final documentation, with a shipowner (seller) to acquire one offshore support vessel, under which the vessel will be chartered back to the seller under bareboat charter agreement, for an amount of up to $8,000. In April 2025, NML acquired one offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. Furthermore, in April 2025, NML acquired one dry bulk vessel for $6,920 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin.

(g)	Dry Bulk business Spin-off: The spin-off of the Company’s dry bulk business into a standalone public company was completed on May 6, 2025, by way of a pro rata distribution of CMDB shares to Costamare shareholders. In the distribution, each Costamare shareholder received one common share of CMDB for every five Costamare’s common shares they held as of the close of business on April 29, 2025, the record date of the distribution. The Company’s dry bulk business consists of: (i) 67 wholly-owned subsidiaries of Costamare, operating or having operated or been formed with the intention to operate in the dry bulk sector with owned vessels since June 2021 along with Costamare Bulkers Ships Inc., a wholly-owned indirect subsidiary of Costamare, organized under the laws of the Republic of the Marshall Islands in July 2024, and (ii) CBI.

 41